Filed pursuant to Rule 433
Registration Statement No. 333-220694
October 4, 2018

FOR IMMEDIATE RELEASE

October 4, 2018

BOGOTÁ, COLOMBIA —

New Bonds Offering

The Republic of Colombia (“Colombia”) announced today that it priced a global offering (the “New Bonds Offering”) of U.S. $1,500,000,000 aggregate principal amount of its 4.500% Global Bonds due 2029 (the “New Bonds”).

The aggregate principal amount of New Bonds includes approximately U.S. $312,578,000 intended to fund the purchase of preferred tenders in the concurrent tender offer described below, and the amount of New Bonds issued may be adjusted based on final acceptances in the tender offer. The closing of the New Bonds Offering is expected to occur on Friday, October 12, 2018.

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC served as Joint Book-Running Managers for the New Bonds Offering.

The New Bonds Offering was made only by means of a preliminary prospectus supplement and an accompanying base prospectus. Copies of the preliminary prospectus supplement, the final prospectus supplement (when filed) and the related base prospectus for the Offering may be obtained by contacting: Citigroup Global Markets Inc., by calling +1-800-831-9146 (U.S. toll free), Credit Suisse Securities (USA) LLC, by calling +1-800-221-1037 (U.S. toll free), or J.P. Morgan Securities LLC, by calling +1-866-846-2874 (U.S. toll free).

Application will be made to have the New Bonds listed on the Luxembourg Stock Exchange and admitted to trading on the Euro MTF Market of the Luxembourg Stock Exchange.

Tender Offer

Colombia’s previously announced tender offer (the “Tender Offer”) to purchase Colombia’s 7.375% Notes due 2019 (the “Old Bonds”) on the terms and subject to the conditions contained in the Offer to Purchase, dated October 3, 2018 (the “Offer to Purchase”), expired as scheduled at 3:00 p.m., New York time yesterday, October 3, 2018. All capitalized terms used but not defined under the heading “Tender Offer” in this communication have the respective meanings specified in the Offer to Purchase.

The purchase price (the “Purchase Price”) to be paid for the Old Bonds validly tendered and accepted pursuant to the Tender Offer was the fixed price set forth in the Offer to Purchase and Colombia’s press release issued yesterday, October 3, 2018. In addition, holders will receive accrued and unpaid interest on such Old Bonds up to (but excluding) the Tender Offer Settlement Date (as defined below).

Table: the Old Bonds

Old Bonds	Outstanding Principal Amount as of October 2, 2018	ISIN	CUSIP	Purchase Price(1)
7.375% Notes due 2019 (the “Old Bonds”)	U.S.$2,000,000,000	US195325BL83	195325BL8	U.S.$1,021.25

(1)	Per U.S. $1,000 principal amount of Old Bonds tendered and accepted for purchase. Holders will also receive accrued and unpaid interest on Old Bonds tendered and accepted for purchase.

Today, October 4, 2018, Colombia has instructed J.P. Morgan Securities LLC, as the billing and delivering bank for the Tender Offer, to accept, subject to proration and other terms and conditions contained in the Offer to Purchase, valid Preferred and Non-Preferred Tenders in an aggregate principal amount of U.S. $1,000,000,000.

The aggregate principal amount of Preferred and Non-Preferred Tenders of Old Bonds and the aggregate principal amount of Preferred and Non-Preferred Tenders of Old Bonds that have been accepted are shown in the table below. Appropriate adjustments will be made so that purchases are made in the permitted denominations set forth in the Offer to Purchase.

	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted
Preferred Tenders	U.S.$304,129,000	U.S.$304,129,000
Non-Preferred Tenders	U.S.$767,809,000	U.S.$695,871,000

The settlement of the Tender Offer is scheduled to occur on Wednesday, October 10, 2018 (the “Tender Offer Settlement Date”), subject to change without notice. Failure to deliver Old Bonds on time may result, in Colombia’s sole discretion, in any of the following: (i) the cancellation of a holder’s tender and the holder becoming liable for any damages resulting from that failure, and/or (ii) the delivery of a buy-in notice for the purchase of such Old Bonds, executed in accordance with customary brokerage practices for corporate fixed income securities, and/or (iii) in the case of Preferred Tenders, the cancellation of a holder’s tender and the holder remaining obligated to purchase its allocation of New Bonds in respect of its related Indication of Interest (as defined in the Offer to Purchase). Colombia reserves the right, in its sole discretion, not to accept any or all Tender Orders and to terminate the Tender Offer for any reason.

The Offer to Purchase may be downloaded from the Information Agent’s website at www.dfking.com/colombia or obtained from the Information Agent, D.F. King & Co., Inc., at 1-877-896-3199 or from any of the Dealer Managers.

The Dealer Managers for the Tender Offer are:

Citigroup Global Markets Inc. Attention: Liability Management Group 388 Greenwich Street New York, NY 10013 Collect: 1-212-723-6016 Toll-Free: 1-800-558-3745	Credit Suisse Securities (USA) LLC Attention: Liability Management Group Eleven Madison Avenue New York, NY 10010 Collect: 1-212-538-2147 Toll-Free: 1-800-820-1653	J.P. Morgan Securities LLC Attention: Latin America Debt Capital Markets 383 Madison Avenue New York, NY 10179 Collect: 1-212-834-7279 Toll-Free: 1-866-846-2874

The Billing and Delivering Bank for this Tender Offer was: J.P. Morgan Securities LLC.

Questions regarding the Tender Offer may be directed to the Dealer Managers at the above contact.

*    *    *

Colombia has filed a registration statement (including the prospectus) and the preliminary prospectus supplement with the SEC for the New Bonds Offering. Before you invest, you should read the prospectus in that registration statement and other documents Colombia has filed with the SEC for more complete information about Colombia and such New Bonds Offering. You may get these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, the Joint Book-Running Managers, the Dealer Managers or the Information Agent, as the case may be, will arrange to send you the prospectus supplement and the prospectus if you request it by calling any one of them at the numbers specified above.

Important Notice

The distribution of materials relating to the New Bonds Offering and the Tender Offer and the transactions contemplated by the New Bonds Offering and the Tender Offer may be restricted by law in certain jurisdictions. Each of the New Bonds Offering and the Tender Offer is void in all jurisdictions where it is prohibited. If materials relating to the New Bonds Offering or the Tender Offer come into a holder’s possession, the holder is required by Colombia to inform itself of and to observe all of these restrictions. The materials relating to the New Bonds Offering or the Tender Offer, including this communication, do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the New Bonds Offering or the Tender Offer be made by a licensed broker or dealer and a Dealer Manager or any affiliate of a Dealer Manager is a licensed broker or dealer in that jurisdiction, the New Bonds Offering or the Tender Offer, as the case may be, shall be deemed to be made by the Dealer Manager or such affiliate on behalf of Colombia in that jurisdiction. Owners who may lawfully participate in the Tender Offer in accordance with the terms thereof are referred to as “holders.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of the New Bonds in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The offering of the New Bonds will be made only by means of the preliminary prospectus and the accompanying prospectus supplement and prospectus.

The New Bonds may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations, and who are not individuals. Any resale of the New Bonds must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

The Offer to Purchase is not available to residents of Canada.

The New Bonds and the Old Bonds have not and will not be registered under Law No. 18,045, as amended, of Chile, with the Financial Market Commission (Comisión para el Mercado Financiero or “CMF”) as the legal successor of the Superintendency of Securities and Insurance and, accordingly, the New Bonds and the Old Bonds cannot and will not be offered or sold to persons in Chile except in circumstances which have not resulted and will not result in a public offering under Chilean law, and/or in compliance with Rule (Norma de Carácter General) No. 336, dated June 27, 2012, issued by the CMF (“CMF Rule 336”).

The New Bonds may not be offered, sold or negotiated in Colombia, except in compliance with Part 4 of Decree 2555 of 2010. The Offer to Purchase and the New Bonds Offering do not constitute and may not be used for, or in connection with, a public offering as defined under Colombian law.

In relation to each member of the European Economic Area that have implemented the Prospectus Directive, the New Bonds have not and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area. For the purposes of this provision the expression “retail investor” means a person who is one (or more) of the following:

(a) a retail client as defined in point (11) of Article 4(1) of MiFID II; or

(b) a customer within the meaning of the Insurance Mediation Directive, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II.

The Old Bonds and New Bonds may not be offered or sold and will not be offered or sold in Hong Kong by means of any document other than (a) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32, Laws of Hong Kong) (the “CWUMPO”), or (b) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) (the “SFO”) and any rules made thereunder, or (c) in other circumstances which do not result in the document being a “prospectus” as defined in the CWUMPO.

No advertisement, invitation or document relating to the Old Bonds or New Bonds has been or will be issued, or has been or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Old Bonds or New Bonds which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

The Old Bonds and the New Bonds, and the Offer to Purchase and the New Bonds Offering prospectus supplement, and any other documents or materials related to such offers have not and will not be registered with the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa or “CONSOB”) pursuant to applicable Italian laws and regulations. The Offer to Purchase and the New Bond Offering are being carried out pursuant to the exemptions provided for, with respect to the Offer to Purchase, in Article 101 bis, paragraph 3 bis of Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and Article 35 bis, paragraph 4, of CONSOB

Regulation No. 11971 of 14 May 1999, as amended; and, with respect to the New Bonds Offering, in article 100 of the Legislative Decree No. 58 of 24 February 1998, as amended (the “Consolidated Financial Act”) and article 34-ter, paragraph 1, letter e) of CONSOB Regulation No. 11971 of 14 May 1999, as amended (the “Issuers Regulation”).

Holders or beneficial owners of the Old Bonds that are resident and/or located in Italy can tender the Old Bonds for purchase, and the New Bonds Offerings can be offered, sold and delivered, through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Consolidated Financial Actu, the CONSOB Regulation No. 20307 of 15 February 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations or with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with the applicable laws and regulations concerning information duties vis à vis its clients in connection with the bonds or the relevant offering.

The Old Bonds and the New Bonds have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended, the “Financial Instruments and Exchange Act”) and each manager has represented and agreed that it has not offered or sold, and will not offer or sell any Old Bonds or New Bonds, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (as defined under Article 6, Paragraph 1, Item 5 of the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended)), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan.

The Offer to Purchase, nor any other documents or materials relating to the Offer to Purchase have been approved by or will be submitted for the approval of, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and, the New Bonds have not been and will not be registered with the Mexican National Securities Registry (Registro Nacional de Valores), and therefore the Old Bonds and New Bonds have not and may not be offered or sold publicly in Mexico. However, investors that qualify as institutional or qualified investors pursuant to the private placement exemption set forth in article 8 of the Mexican Securities Market Law (Ley del Mercado de Valores), may be contacted in connection with, and may participate in the Offer to Purchase, and can be offered with or purchase New Bonds.

The information contained in the New Bonds Offering has not and will not be registered with or approved by SMV, SBS or the Lima Stock Exchange. The New Bonds Offering and the Offer to Purchase can only be addressed to institutional investors.

The New Bond Offering prospectus supplement, and the Offer to Purchase have not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Offer to Purchase does not constitute an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore. The New Bonds will not be offered or sold or cause that such New Bonds to be made the subject of an invitation for subscription or purchase and will not offer or sell such New Bonds or cause such New Bonds to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus supplement or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of such New Bonds, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the New Bonds are subscribed or purchased in reliance on an exemption under Sections 274 or 275 of the SFA, the New Bonds shall not be sold within the period of six months from the date of the initial acquisition of the bonds, except to any of the following persons:

•	an institutional investor (as defined in Section 4A of the SFA);

•	a relevant person (as defined in Section 275(2) of the SFA); or

•	any person pursuant to an offer referred to in Section 275(1A) of the SFA,

unless expressly specified otherwise in Section 276(7) of the SFA or Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (the “SFR”).

Where the New Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the New Bonds pursuant to an offer made under Section 275 of the SFA except:

○	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

○	where no consideration is or will be given for the transfer;

○	where the transfer is by operation of law;

○	as specified in Section 276(7) of the SFA; or

○	as specified in Regulation 32 of the SFR.

The New Bonds may not be publicly offered, sold or otherwise advertised, directly or indirectly, in or from Switzerland, and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading venue in Switzerland. This document, or any other offering or marketing material relating to the Old Bonds and the New Bonds, does not constitute a prospectus within the meaning of Arts. 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the Listing Rules of the SIX Swiss Exchange or any other exchange or regulated trading venue in Switzerland and neither the New Bonds Offering prospectus supplement nor any other offering or marketing material relating to the offer of the Old Bonds or the New Bonds may be publicly distributed or otherwise made publicly available in Switzerland.

Neither the communication of Offer to Purchase nor any other offer material relating to the Offer to Purchase has been approved by an authorized person for the purposes of section 21 of the UK Financial Services and Markets Act 2000. The Offer to Purchase and the New Bond Offering prospectus supplement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (as so amended, the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Articles 49(2)(a) to (d) of the Order (all such other persons together being referred to as “relevant persons”). Any investment or investment activity to which the Offer to Purchase relates is available only to relevant persons and will be engaged in only with relevant persons. Any person who is not a relevant person should not act or rely on the Offer to Purchase or any of its contents. The New Bonds will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire the bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus supplement or any of its contents.

Contact information:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Toll Free: 1-877-896-3199

Email: colombia@dfking.com

Website: www.dfking.com/colombia

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.